UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO § 240.13d-2(a)

RECOVERY ENERGY, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

75626X103

(CUSIP Number)

Brian Fleischmann

Hexagon Investments, Inc.

730 17th Street, Suite 800

Denver, CO 80202

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 14, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1	Names of Reporting Persons Hexagon Investments, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,000,000(1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 7,000,000(1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,000,000(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 33.2%(2)

14	Type of Reporting Person (See Instructions) CO

(1)   Hexagon holds 5,000,000 shares of the Issuer’s Common Stock and an immediately exercisable warrant to purchase 2,000,000 shares of the Issuer’s Common Stock at an exercise price of $2.50.

(2)   Based upon 21,109,001 shares of Common Stock outstanding, which equals 19,109,001 shares of Common Stock outstanding as of April 15, 2010 according to the Issuer, plus 2,000,000 shares of Common Stock issuable pursuant to an immediately exercisable warrant held by Hexagon.  The Issuer disclosed in its Current Report on Form 8-K filed on April 20, 2010 that, as of such date, the 5,000,000 shares of Common Stock beneficially owned by Hexagon Investments, LLC represent 26.2% of the Issuer’s outstanding Common Stock.

This Amendment No. 1 amends the Schedule 13D filed on April 14, 2010 (the “Schedule 13D”) by Hexagon Investments, LLC (“Hexagon”).  Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.  This Amendment No. 1 reports the beneficial ownership by Hexagon of the Issuer’s Common Stock as of April 22, 2010.

Item 3.	Source and Amount of Funds or Other Consideration

On April 14, 2010, Hexagon acquired 3,250,000 shares of the Issuer’s Common Stock and an immediately exercisable warrant to purchase an additional 2,000,000 shares of the Issuer’s Common Stock at an exercise price of $2.50 in connection with the entry by the Issuer into a credit agreement with Hexagon.  The transaction is more fully described in Item 4 below.

Item 4.	Purpose of Transaction

On April 14, 2010, the Issuer entered a purchase and sale agreement pursuant to which it purchased certain properties from Edward Mike Davis, LLC.  In connection with the closing on April 14, 2010, the Issuer entered into a credit agreement with Hexagon to finance the $15,000,000 cash portion of the purchase price. The loan bears annual interest of 15%, will mature on December 1, 2010 and is secured by a mortgage on the acquired properties. Hexagon received 3,250,000 shares of the Issuer’s Common Stock and an immediately exercisable warrant to purchase an additional 2,000,000 shares of the Issuer’s Common Stock at an exercise price of $2,50 in connection with the financing. Hexagon shall have the right to cause the sale of the mortgaged properties and use the proceeds to repay the loan at any time after October 29, 2010 if the Issuer has not completed a private equity sale by that date sufficient to repay the loan in full on or before December 1, 2010. The credit agreement contains customary terms such as representations and warranties and indemnification.

Item 5.	Interest in Securities of the Issuer

(a)           As of the date hereof, Hexagon is the direct beneficial owner of 7,000,000 shares of Common Stock of the Issuer, all of which were acquired by Hexagon in connection with the transactions described in Item 4.  Of the 7,000,000 shares, 2,000,000 shares are issuable pursuant to an immediately exercisable warrant to purchase such shares at an exercise price of $2.50.  The Warrant expires on April 14, 2015.  As the sole managing member of Hexagon, Hexagon Investments, Inc. may be deemed to be the indirect beneficial owner of all of the 7,000,000 shares of Common Stock beneficially owned directly by Hexagon.  The Officers and Directors of Hexagon Investments, Inc. may be deemed to be the indirect beneficial owner of all of the 7,000,000 shares of Common Stock beneficially owned directly by Hexagon

The 7,000,000 shares of Common Stock of the Issuer beneficially owned directly by Hexagon, and that may be deemed beneficially owned indirectly by Hexagon Investments, Inc. and the Officers and Directors represent approximately 33.2% of the shares of outstanding Common Stock of the Issuer based upon 21,109,001 shares of Common Stock outstanding, which equals 19,109,001 shares of Common Stock outstanding as of April 15, 2010 according to the Issuer, plus 2,000,000 shares of Common Stock issuable pursuant to an immediately exercisable warrant held by Hexagon.  The Issuer disclosed in its Current Report on Form 8-K filed on April 20, 2010 that, as of such date, the 5,000,000 shares of Common Stock beneficially owned by Hexagon Investments, LLC represent 26.2% of the Issuer’s outstanding Common Stock.

(b)           Hexagon holds the sole power to vote and dispose of the 7,000,000 shares of Common Stock of the Issuer beneficially owned directly by Hexagon; and, Hexagon Investments, Inc. as the manager of Hexagon holds the sole power and authority to vote and dispose of the 7,000,000 shares of Common Stock of the Issuer beneficially owned directly by Hexagon.  Of the 7,000,000 shares, 2,000,000 shares are issuable pursuant to an immediately exercisable warrant to purchase such shares at an exercise price of $2.50.

(c)           Other than the transactions described in the Schedule 13D and Item 4 above and Item 6 below of this Amendment No. 1, none of Hexagon, Hexagon Investments, Inc. or the Officers and Directors has effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d)           Except as specifically set forth in this Item 5, to the knowledge of Hexagon, no person other than Hexagon and Hexagon Investments, Inc. has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock of, the Issuer that are beneficially owned directly, or deemed beneficially owned indirectly, by Hexagon, Hexagon Investments, Inc. and the Officers and Directors.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among Hexagon and any other person with respect to the securities of the Issuer.

The Issuer and Hexagon entered a Letter Agreement dated April 14, 2010 pursuant to which (i) Hexagon and the Issuer agreed to enter a customary registration rights agreement with respect to the shares of Common Stock of the Issuer held by and issuable to Hexagon and (ii) Hexagon and the Issuer agreed to discuss the expansion of the board of directors of the Issuer, how such expansion will be effected, whom shall be appointed as director and whether Hexagon shall have the right to select one or more members of the board of directors of the Issuer.  In the event Hexagon shall have a right to appoint one or more members of the board of directors of the Issuer, Issuer and Hexagon shall execute, and Issuer shall use its best efforts to cause insider shareholders of the Issuer to execute, a definitive stockholders’ agreement prior to May 15, 2010.

Item 7.	Material to be Filed as Exhibits

1. Credit Agreement dated April 14, 2010 (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Issuer on April 20, 2010).

2. Promissory Note dated April 14, 2010 (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by the Issuer on April 20, 2010).

3. Warrant to Purchase Common Stock dated April 14, 2010 (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by the Issuer on April 20, 2010).

4. Mortgage to Hexagon Investments, LLC dated April 14, 2010 (incorporated by reference to Exhibit 10.5 of the Current Report on Form 8-K filed by the Issuer on April 20, 2010).

5. Letter Agreement dated April 14, 2010 (incorporated by reference to Exhibit 10.6 of the Current Report on Form 8-K filed by the Issuer on April 20, 2010).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2010	HEXAGON INVESTMENTS, LLC

	By:	Hexagon Investments, Inc.

	By:	/s/ Brian Fleischmann
	Name:	Brian Fleischmann
	Title:	Executive Vice President